Mail Stop 3561

May 4, 2007

By Facsimile and U.S. Mail

Ms. Marcy Syms
President and Chief Executive Officer
Syms Corp
One Syms Way
Secaucus, New Jersey   07094

> **Re: Syms Corp**
> **Form 10-K for the Fiscal Year Ended March 3, 2007**
> **Filed April 27, 2007**
> **File No. 1-8546**

Dear Ms. Syms:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 3, 2007

General

1.   Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 2. Properties

Store Openings/Closings, page 7

2.   We note that during fiscal 2006 you closed stores located in Rochester, New York, Monroeville, Pennsylvania, St. Louis, Missouri and Dallas, Texas. It appears that the new Plano store perhaps could be considered within the same general marketplace as the Dallas store that was closed, but that does not appear to be the case with any of the other stores that were closed. Please explain to us why you did not present as discontinued operations the operating results of the other stores closed during fiscals 2006. Refer to paragraphs 41 through 44 of SFAS 144 and EITF 03-13.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Merchandise Inventory, pages 9 and 10

3.   You disclose on page 2 under Marketing that you use a ten-day automatic markdown pricing policy to promote movement of merchandise and each reduced price becomes effective after the passage of ten selling days. In light of this policy and your use of the retail inventory method, please explain how you ensure that all automatic markdowns have been currently taken in reducing the retail value of the inventories. Explain what significant estimates and assumptions you make during the inventory valuation process. Specifically, you should discuss the effect on your inventory valuation from merchandise markons, markups, markdowns and gross margin since you have identified these as significant estimates. Please expand your disclosures to quantify the effect of significant assumptions and changes in your inventory balance sheet line item from period to period that result from changes in your assumptions. Please discuss how you determined shrinkage and whether there has been a significant change from year to year.

4.   We note your accounting policy regarding self insurance accruals. Please disclose the amount you have accrued for the liability at each balance sheet date as well as any significant changes from period to period and the reasons for significant changes.

Item 9A. Controls and Procedures, page 14

(a) Disclosure Controls and Procedures

5.   We note that you state that your disclosure controls and procedures have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period

specified by the Securities Exchange Commission's rules and forms. If you choose to include the definition of disclosure controls and procedures, please include the entire definition in accordance with Exchange Act Rule 13a-15(e). In this regard, in future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e) for guidance.

6.   We also note your disclosure in the last sentence regarding the assurance that your control system can provide to detect or uncover failures within the Company to disclose "material" information otherwise required to be set forth in the Company's periodic reports. The use of the word "material" in your disclosure could be interpreted as being restrictive and does not comply with Exchange Act Rule 13a-15(e). In this regard, please revise your disclosure in future filings to delete the word "material" when referring to information being disclosed in the Company's periodic reports.

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements

Consolidated Financial Statements

Consolidated Balance Sheet, page F-2

7.   Please disclose in the notes to the financial statements any individual accrued expenses that exceed five percent of total current liabilities. See Rule 5-02.20 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-6

General

8.   We note that you closed four stores during fiscal 2006 and appear to have store closings each fiscal year. Please revise your disclosure to include your accounting policy for costs related to store closings. If these costs include significant estimates, please revise disclosure of critical accounting to include a discussion of how you determine the amounts you estimate.

Note 11 – Related Party Transactions, page F-17

9.   We note your disclosures in Notes 2 and 11 regarding your purchase of the land and building for the Elmsford, New York store and certain other assets from your Chairman and major shareholder for $18,521,500 during fiscal 2006. We also note your disclosure on page 7 of the filing regarding these transactions. Please revise your disclosure of these related party transactions to clarify the amounts paid for each major asset acquired and how you determined the purchase price for the assets acquired. Refer to SFAS 57.

Item 15. Exhibits and Financial Statement Schedules, page 17

(a)(2) List of Financial Statement Schedules

10.   Please revise your disclosures in future filings to include Schedule II summarizing all reserves recorded, including the amounts for sales returns and allowances for all periods presented, or tell us why you do not believe are required. Alternatively, such disclosure may be provided in the notes to the financial statements. See Rules 5-04(c) and 12-09 of Regulation S-X.

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

        Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

 You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or me at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief